{Letterhead of Silicon Motion Technology Corporation}

June 27, 2005

Via Facsimile and Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Attention: Donald C. Hunt

RE:	Silicon Motion Technology Corporation

Request for Acceleration

Form F-1 Registration Statement, filed June 9, 2005, as Amended

SEC File No. 333-125673

Gentlemen and Ladies:

Silicon Motion Technology Corporation (the “Company”) hereby requests that the effectiveness of the above referenced registration statement on Form F-1 be accelerated to 4:01 p.m. Eastern Daylight Time on Wednesday, June 29, 2005.

In connection with this request for acceleration, the Company hereby confirms that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald C. Hunt

June 27, 2005

If you have any questions or concerns, please contact Christopher H. Cunningham of Preston Gates & Ellis LLP at (206) 370.7639.

Very truly yours,

Silicon Motion Technology Corporation

By	\s\ Richard Wei
Name	Richard Wei
Its	Chief Financial Officer